Exhibit (a)(5)(F)

For Immediate Release

Date: May 4, 2010

Calgary, Alberta

Listed: TSX: VT, ASX: VTA

Viterra Completes Tender Offer for Dakota Growers Pasta Company

Calgary, Alberta — Viterra Inc. (TSX: VT, ASX: VTA) today announced that its tender offer for all the outstanding common stock and Series D preferred stock of Dakota Growers Pasta Company (“Dakota Growers”) expired at midnight (EDT) on May 3, 2010 and was not extended.  As of the expiration date, the stockholders of Dakota Growers have tendered and not withdrawn approximately 10,477,014 common shares and 9,463,881 Series D preferred shares, representing approximately 88.6% of Dakota Growers’ outstanding common shares and 83.6% of Dakota Growers’ outstanding Series D preferred shares, respectively.

In accordance with the terms of the tender offer, all shares that were validly tendered have been accepted for payment.  The tender offer was conducted through a wholly owned subsidiary of Viterra.

Viterra, through its wholly owned subsidiary, plans to exercise its top-up option to purchase directly from Dakota Growers an additional number of common shares sufficient (when combined with the common shares purchased in the tender offer) to give Viterra’s wholly owned subsidiary ownership of at least one common share more than 90% of the total common shares outstanding (determined on a fully diluted basis and including the issuance of the common shares pursuant to exercise of the top-up option) at a price of $18.28 per common share, which is the same amount per common share paid in the tender offer.

Promptly following the issuance of shares pursuant to the top-up option, Viterra intends to complete the acquisition of all remaining shares of Dakota Growers through a “short-form merger,” which will not require a vote or meeting of Dakota Growers’ stockholders under applicable law.  The merger is expected to occur on or about May 5, 2010. In the merger, holders of each of the remaining common shares and Series D preferred shares (other than (i) shares owned, directly or indirectly, by Agricore United Holdings Inc., Bluebird Acquisition Corporation or Dakota Growers, which will be cancelled and will cease to exist, and (ii) shares owned by the stockholders of Dakota Growers who perfect their dissenters’ rights under Section 10-19.1-88 of the North Dakota Business Corporation Act) will receive $18.28 per common share and $0.10 per Series D preferred share, respectively, in each case net in cash, without interest and less any required withholding taxes, which in each case is the same amount per share paid in the tender offer. Following the completion of the merger, Dakota Growers will operate as a wholly owned subsidiary of Viterra, reporting to Viterra’s processing division.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements.  Risks and uncertainties include the effects of disruption from the tender offer and the merger, making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; as well as risks detailed from time to time in Dakota Growers’ public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended July 31, 2009, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dakota Growers in connection with the tender offer.

The information contained in this press release is as of May 4, 2010. Viterra disclaims any intent or obligation to update any forward-looking statements contained in this release as a result of developments occurring after the period covered by this release or otherwise.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra’s Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit, we operate in three distinct businesses: grain handling and marketing, agri-products, and value-added processing.  Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris

Investor Relations and Corporate Affairs

Viterra Inc.

(306) 569-4810

Website:  www.viterra.ca

DAKOTA GROWERS STOCKHOLDER QUESTIONS:

Please call North American Toll Free Phone:	1-888-518-6812
Email:	contactus@kingsdaleshareholder.com
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